UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number 001-42007

CDT Environmental Technology Investment Holdings Limited

(Translation of registrant’s name into English)

C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road

Nanshan District, Shenzhen, China 518057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

On July 6, 2026, CDT Environmental Technology Investment Holdings Limited (the “Company”) announced that it will convene an extraordinary general meeting of shareholders to be held on July 28, 2026 (the “Meeting”).

In connection with the Meeting, the Company hereby furnishes the following documents, which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively: the notice of the Meeting, the information sheet for the Meeting and the form of proxy card for the Meeting.

Exhibit No.	Description of Exhibit
99.1	Notice of Extraordinary General Meeting of Shareholders.
99.2	Information Sheet for Extraordinary General Meeting of Shareholders.
99.3	Form of Proxy Card for Extraordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2026

CDT Environmental Technology Investment Holdings Limited

By:	/s/ Yunwu Li
Name: Yunwu Li
Title: Chief Executive Officer and
Chairman of the Board of Directors